As filed with the Securities and Exchange Commission on April 30, 2018
1933 Act Registration No. 333-170529
1940 Act Registration No. 811-08517
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
POST-EFFECTIVE AMENDMENT NO. 23
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 616
Lincoln Life Variable Annuity Account N
(Exact Name of Registrant)
Lincoln ChoicePlusSM Rollover
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
(Name of Depositor)
1300 South Clinton Street
Post Office Box 1110
Fort Wayne, Indiana 46801
(Address of Depositor’s Principal Executive Offices)
Depositor’s Telephone Number, Including Area Code: (260) 455-2000
Kirkland L. Hicks, Esquire
The Lincoln National Life Insurance Company
150 North Radnor Chester Road
Radnor, PA 19087
(Name and Address of Agent for Service)
Copy to:
Scott C. Durocher, Esquire
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103
Approximate Date of Proposed Public Offering: Continuous

EXPLANATORY NOTE

This Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 (File No. 333-170529) of Lincoln Life Variable Annuity Account N (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing an exhibit to the Registration Statement.  Accordingly, this Post-Effective Amendment No. 23 consists only of a facing page, this explanatory note, and Item 24(7)(c)(i) of Part C of the Registration Statement on Form N-4 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 23 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 23 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Lincoln Life Variable Annuity Account N

PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) All financial statements are included in Part B of the Registration Statement.
(b) List of Exhibits
(1) Resolutions of the Board of Directors of The Lincoln National Life Insurance Company establishing Separate Account N incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-40937) filed on November 25, 1997.
(2) Not Applicable.
(3)(a) Form of Broker-Dealer Selling Agreement among The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York and Lincoln Financial Distributors, Inc. incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-222786) filed on January 30, 2018.
(b) Amended and Restated Principal Underwriting Agreement dated May 1, 2007 between The Lincoln National Life Insurance Company and Lincoln Financial Distributors, Inc. incorporated herein by reference to Post-Effective Amendment No. 24 (File No. 333-61554) filed on December 18, 2007.
(4)(a) Annuity Contract (30070-B) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8, 2001.
(b) Annuity Payment Option Rider (32147) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8, 2001.
(c) Interest Adjusted Fixed Account Rider (32143) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8, 2001.
(d) DCA Fixed Account Rider (32145) incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-135039) filed on June 15, 2006.
(e) Amendment for IRA Retirement Plan (AE-283) incorporated herein by reference to Post-Effective Amendment No. 63 (File No. 333-40937) filed on April 12, 2016.
(f) Amendment for Roth IRA Retirement Plan (AE-284) incorporated herein by reference to Post-Effective Amendment No. 63 (File No. 333-40937) filed on April 12, 2016.
(g) Estate Enhancement Benefit Rider (32151-A) incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-35780) filed on April 22, 2003.
(h) EGMDB Rider (32149 5/03) incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-35780) filed on April 22, 2003.
(i) Guarantee of Principal Rider (32148 5/03) incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-35780) filed on April 22, 2003.
(j) Variable Annuity Death Benefit Rider (DB-3 1/06) incorporated herein by reference to Post-Effective Amendment No. 25 (File No. 333-40937) filed on April 13, 2007.
(k) Allocation Amendment (AR503 1/06) incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-40937) filed on April 19, 2006.
(l) Variable Annuity Rider (LSSA 7/06) incorporated herein by reference to Post-Effective Amendment No. 25 (File No. 333-40937) filed on December 21, 2006.
(m) Variable Annuity Living Benefits Rider (LINC 2.0) (AR-529 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.
(n) Guaranteed Income Benefit Rider (GIB v4) (AR-528 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.
(o) Contract Benefit Data (CBD 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.
(p) Variable Annuity Payment Option Rider (I4LA-NQ 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.
(q) Variable Annuity Payment Option Rider (I4LA-Q 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.
(r) Variable Annuity Living Benefit Rider (LINC 2 + Protected Funds) (AR-529 8/10) incorporated herein by reference to Post-Effective Amendment No. 2 (File No. 333-170695) filed January 30, 2012.
(s) Guaranteed Income Later Rider (4LATER Adv Protected Funds) (AR-547 3/12) incorporated herein by reference to Registration on Form N-4 (File No. 333-181612) filed on May 23, 2012.
(t) Contract Amendment – Maturity Date (AR-554 10/14) incorporated herein by reference to Post-Effective Amendment No. 7 (File No. 333-181616) filed on April 8, 2015.
(u) Variable Annuity Living Benefit Rider (Market Select Advantage) (AR-591) incorporated herein by reference to Post-Effective Amendment No. 63 (File No. 333-40937) filed on April 12, 2016.
(v) Variable Annuity Living Benefits Rider (AR-600) (Lincoln Max 6 SelectSM Advantage) incorporated herein by reference to Post-Effective Amendment No. 36 (File No. 333-135039) filed on April 7, 2017.
(x) Variable Annuity Living Benefits Rider (Market Select Advantage/LINC 2.0) (AR-607) incorporated herein by reference to Post-Effective Amendment No. 69 (File No. 333-40937) filed on April 11, 2018.
(5) ChoicePlus Rollover Application (ANF06747 CPAR 1/08) incorporated herein by reference to Pre-Effective Amendment No. 2 (File No. 333-170529) filed on May 11, 2011.
(6)(a) Articles of Incorporation of The Lincoln National Life Insurance Company incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-04999) filed on September 24, 1996.
(b) By-laws of The Lincoln National Life Insurance Company incorporated herein by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-118478) filed on April 5, 2007.
(7)(a) Automatic Indemnity Reinsurance Agreement Amended and Restated as of October 1, 2009 between The Lincoln National Life Insurance Company and Lincoln National Reinsurance Company (Barbados) Limited incorporated herein by reference to Post-Effective Amendment No. 43 (File No. 033-26032) filed on April 7, 2010.
i.	Amendments to the Automatic Indemnity Reinsurance Agreement incorporated herein by reference to Post-Effective Amendment No. 28 (File No. 333-138190) filed on November 5, 2013.
ii.	Amendment No. 4 to the Automatic Indemnity Reinsurance Agreement incorporated herein by reference to Post-Effective Amendment No. 69 (File No. 333-40937) filed on April 11, 2018.
(b) Automatic Reinsurance Agreement effective July 1, 2007 between The Lincoln National Life Insurance Company and Swiss Re Life & Health America Inc. incorporated herein by reference to Post-Effective Amendment No. 5 (File No. 333-138190) filed on April 8, 2008.
i.
Amendments to Automatic Reinsurance Agreement effective July 1, 2007 between The Lincoln National Life Insurance Company and Swiss Re Life & Health America Inc. incorporated herein by reference to Post-Effective Amendment No. 40 (File No. 333-40937) filed on April 7, 2010.

ii.
Amendment No. 3 to Automatic Reinsurance Agreement effective July 1, 2007 between The Lincoln National Life Insurance Company and Swiss Re Life & Health America Inc. incorporated herein by reference to Post-Effective Amendment No. 69 (File No. 333-40937) filed on April 11, 2018.

(c) Third Amended and Restated Reinsurance Agreement between The Lincoln National Life Insurance Company and Union Hamilton Reinsurance, LTD incorporated herein by reference to Post-Effective Amendment No. 17 (File No. 333-170529) filed on April 26, 2016.
i.
Amendment to Third Amended and Restated Reinsurance Agreement between The Lincoln National Life Insurance Company and Union Hamilton Reinsurance, LTD [Portions of this exhibit have been omitted pursuant to a request for confidential treatment that was filed with the SEC on April 30, 2018.] [This exhibit was intended to be incorporated by reference by certain registration statements under Lincoln National Variable Annuity Account E, Lincoln National Variable Annuity Account H, and Lincoln Life Variable Annuity Account N.]

(8)(a) Fund Participation Agreements and Amendments between The Lincoln National Life Insurance Company and:
(i)	AIM Variable Insurance Funds, Inc. incorporated herein by reference to Post-Effective Amendment No. 21 on Form N-6 (File No. 333-146507) filed on April 2, 2013.
(ii)	AllianceBernstein Variable Products Series Fund incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.
(iii)	BlackRock Variable Series Funds, Inc. incorporated herein by reference to Post-Effective Amendment No. 16 on Form N-6 (File No. 333-146507) filed on April 1, 2011.
(iv)	Delaware VIP Trust incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.
(v)	Deutsche Variable Series II incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.
(vi)	Fidelity Variable Insurance Products Fund incorporated herein by reference to Post-Effective Amendment No. 34 on Form N-6 (File No. 333-125790) filed on April 9, 2018.
(vii)	Franklin Templeton Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.
(viii) JPMorgan Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 26 on Form N-6 (File No. 333-146507) filed on April 3, 2017.
(ix)
Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Investor Services, LLC, and Legg Mason Partners Fund Advisor, LLC incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015; amendment incorporated herein by reference to Post-Effective Amendment No. 21 (File No. 333-186894) filed on February 9, 2018.

(x)	Lincoln Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 24 on Form N-6 (File No. 333-146507) filed on April 1, 2016.
(xi)	MFS Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.
(xii)
PIMCO Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015; amendment incorporated herein by reference to Post-Effective Amendment No. 21 (File No. 333-186894) filed on February 9, 2018.

(xiii) American Century Investment Services, Inc. incorporated herein by reference to Post-Effective Amendment No. 26 on Form N-6 (File No. 333-146507) filed on April 3, 2017; amendments incorporated herein by reference to Post-Effective Amendment No. 21 (File No. 333-186894) filed on February 9, 2018.
(xiv) First Trust Variable Insurance Trust and First Trust Portfolios, L.P. incorporated herein by reference to Post-Effective Amendment No. 9 (File No. 333-193272) filed on April 13, 2016.
(xv) Putnam Variable Trust incorporated herein by reference to Post-Effective Amendment No. 26 on Form N-6 (File No. 333-146507) filed on April 3, 2017.
(xvi) ALPS Variable Investment Trust incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-193272) filed on April 28, 2015; amendment incorporated herein by reference to Post-Effective Amendment No. 2 (File No. 333-193272) filed on June 4, 2015; amendments incorporated herein by reference to Post-Effective Amendment No. 21 (File No. 333-186894) filed on February 9, 2018.
(b) Rule 22c-2 Agreements between The Lincoln National Life Insurance Company and:
(i)	AIM Variable Insurance Funds incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.
(ii)	BlackRock Variable Series Funds, Inc. incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-68842) filed on June 22, 2009.
(iii)	Delaware VIP Trust incorporated herein by reference to Post-Effective Amendment No. 57 (File No. 333-36316) filed on March 30, 2012.
(iv)	Fidelity Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.
(v)	Franklin Templeton Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.
(vi)	Lincoln Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.
(vii) MFS Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.
(viii) American Century Investment Services, Inc. incorporated herein by reference to Post-Effective Amendment No. 29 (File No. 333-61554) filed on March 16, 2009.
(ix)	Putnam Variable Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.
(x)	ALPS Variable Investment Trust incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-193272) filed on April 28, 2015.
(c) Accounting and Financial Administration Services Agreement dated October 1, 2007 among Mellon Bank, N.A., The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York is incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-147673) filed on November 28, 2007.
(9) Opinion and Consent of Mary Jo Ardington, Associate General Counsel of The Lincoln National Life Insurance Company as to the legality of securities being issued incorporated herein by reference to Pre-Effective Amendment No. 2 (File No. 333-170529) filed on May 11, 2011.
(10)(a) Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (To Be Filed by Amendment)
(b) Power of Attorney - Principal Officers and Directors of The Lincoln National Life Insurance Company incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-170529) filed on April 24, 2018.
(11) Not applicable
(12) Not applicable
(13) Organizational Chart of the Lincoln National Insurance Holding Company System incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-222786) filed on January 30, 2018.

SIGNATURES
(a) As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Post-Effective Amendment No. 23 to the registration statement to be signed on its behalf, in the City of Hartford, and State of Connecticut on this 30th day of April, 2018.

Lincoln Life Variable Annuity Account N (Registrant) Lincoln ChoicePlusSM Rollover
By:	/s/ Kimberly A. Genovese Kimberly A. Genovese Assistant Vice President, The Lincoln National Life Insurance Company (Title)
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY (Depositor)
By:	/s/ Stephen R. Turer Stephen R. Turer (Signature-Officer of Depositor) Senior Vice President, The Lincoln National Life Insurance Company (Title)

(b) As required by the Securities Act of 1933, this Amendment to the registration statement has been signed by the following persons in their capacities indicated on April 30, 2018.

Signature	Title
*/s/ Dennis R. Glass Dennis R. Glass	President and Director (Principal Executive Officer)
*/s/ Ellen Cooper Ellen Cooper	Executive Vice President, Chief Investment Officer and Director
*/s/ Randal J. Freitag Randal J. Freitag	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)
*/s/ Wilford H. Fuller Wilford H. Fuller	Executive Vice President and Director
*/s/ Kirkland L. Hicks Kirkland L. Hicks	Executive Vice President, Director, and General Counsel
*/s/ Keith J. Ryan Keith J. Ryan	Vice President and Director
*By: /s/ Kimberly A. Genovese Kimberly A. Genovese	Pursuant to a Power of Attorney

EXHIBIT LIST
7(c)(i) Amendment to Third Amended and Restated Reinsurance Agreement between The Lincoln National Life Insurance Company and Union Hamilton Reinsurance, LTD

[THE REGISTRANT HAS APPLIED FOR CONFIDENTIAL TREATMENT OF CERTAIN TERMS IN THIS EXHIBIT WITH THE SECURITIES AND EXCHANGE COMMISSION. THE CONFIDENTIAL PORTIONS OF THIS EXHIBIT ARE IDENTIFIED AS [REDACTED] AND HAVE BEEN OMITTED. THE OMITTED PORTIONS OF THIS EXHIBIT HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.]

AMENDMENT #5 TO THE

THIRD AMENDED AND RESTATED REINSURANCE AGREEMENT

BETWEEN

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

FORT WAYNE, INDIANA

referred to as the "Ceding Company"

AND

UNION HAMILTON REINSURANCE, LTD.

HAMILTON, BERMUDA

referred to as the "Reinsurer"

This Amendment #5 (the "Amendment") to the Third Amended and Restated Reinsurance Agreement is by and between The Lincoln National Life Insurance Company, (the "Ceding Company") and Union Hamilton Reinsurance, Ltd., (the "Reinsurer").
WHEREAS, the Ceding Company and Reinsurer entered into a coinsurance agreement reinsuring certain variable annuity riders, effective November 1, 2013, which has been amended and restated three times, first by the First Amended and Restated Reinsurance Agreement, effective July 1, 2014,  then by the Second Amendment and Restated Reinsurance Agreement, effective January 1, 2015,  and most recently by the Third Amended and Restated Reinsurance Agreement, effective February 8, 2016 (the "Reinsurance Agreement").
WHEREAS, the parties desire to further amend the Reinsurance Agreement to (i) update the list of available investment options under the Riders, (ii) add exchange-traded futures to the available derivative instruments, and (iii) update the cash allocations for the Managed Risk and Managed Volatility funds.
NOW THEREFORE, in consideration of the mutual agreements, promises and covenants contained herein and other good and valuable consideration, the Ceding Company and the Reinsurer agree, the Reinsurance Agreement is amended as follows:
1.	Effective November 1, 2017, Exhibit III shall be deleted and replaced in its entirety with the attached Exhibit III.
2.	Effective August 31, 2017, Exhibit IV-A shall be deleted and replaced in its entirety with the attached Exhibit IV-A.
3.	Effective August 31, 2017 Exhibits V-A shall be deleted and replaced in its entirety with the attached Exhibit V-A.
4.	The following items are hereby added to Schedule C, Ceding Company Data:

Email from Kris Kattmann of Ceding Company to Enzinma Miller, Jason K. Lee, David Florian and Charles Scherer of Reinsurer dated March 14, 2017, at 9:18 am, titled "Program change – adding derivative instruments for MSCI EAFE index replication and hedging," which described the exchange-traded futures contracts to be added.


Email from Kris Kattmann of Ceding Company to Enzinma Miller, Jason K. Lee and Emily Cui of Reinsurer dated July 13, 2017, at 11:32 am, titled "Lincoln program change – revised cash allocations," which described the revised cash allocations for the Managed Risk Gen1 and Managed Volatility Gen2 funds.


Email from Kris Kattmann of Ceding Company to Enzinma Miller, Jason K. Lee and Emily Cui of Reinsurer dated October 13, 2017, at 1:43 pm, titled "Lincoln program change – closure of three funds," which listed the three funds that were closed in December 2016.

All terms, provisions and conditions of the Agreement will continue unchanged except as specifically revised in the Amendment.

The remainder of this page is left blank intentionally; signature page follows.

Execution
This Amendment has been executed by duly authorized officers of both parties.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
ATTEST:                                                                                            ("Ceding Company")

By: /s/ illegible                                                                                            By: /s/ Kris Kattman

Title: VP                                                                                            Title: Vice President

Date: December 15, 2017                                                                                            Date: December 15, 2017

Location: Greensboro, NC                                                                                            Location: Greensboro, NC

ATTEST:                                                                                            UNION HAMILTON REINSURANCE, LTD.
("Reinsurer")

By: /s/ Julie R. Kimbrell                                                                                          By: /s/ Lawton Hatley

Title: Assistant Vice President                                                                                            Title: Vice President

Date: December 15, 2017                                                                                          Date: December 15, 2017

Location: Fort Mill, South Carolina                                                                                                          Location:  Fort Mill, South Carolina

ATTEST:                                                                                            UNION HAMILTON REINSURANCE, LTD.
("Reinsurer")

By: /s/ illegible                                                                                            By: /s/ Charles Scherer

Title: AVP, Aon Insurance Managers (Bermuda) Ltd.                                                                                                                                                                              Title: Director

Date: 15 December 2017                                                                                            Date: 15 December 2017

Location: Hamilton, Bermuda                                                                                            Location: Hamilton, Bermuda

EXHIBIT III
UNDERLYING FUNDS PROSPECTUS NAMES – EFFECTIVE NOVEMBER 1, 2017

Fund Name
Prospectus Date – May 1, 2017
Delaware VIP® Diversified Income Series
Delaware VIP® Limited-Term Diversified Income Series
LVIP American Century Select Mid Cap Managed Volatility Fund
LVIP BlackRock Dividend Value Managed Volatility Fund
LVIP BlackRock Global Allocation V.I. Managed Risk Fund
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund (available 6/13/16)
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund (available 6/13/16)
LVIP BlackRock Inflation Protected Bond Fund
LVIP Blended Core Equity Managed Volatility Fund
LVIP Blended Large Cap Growth Managed Volatility Fund
LVIP Blended Mid Cap Managed Volatility Fund
LVIP ClearBridge Large Cap Managed Volatility Fund
LVIP Delaware Bond Fund
LVIP Delaware Diversified Floating Rate Fund
LVIP Dimensional International Equity Managed Volatility Fund
LVIP Dimensional U.S. Equity Managed Volatility Fund
LVIP Dimensional/Vanguard Total Bond Fund
LVIP Franklin Templeton Global Equity Managed Volatility Fund
LVIP Franklin Templeton Value Managed Volatility Fund
LVIP Global Conservative Allocation Managed Risk Fund
LVIP Global Growth Allocation Managed Risk Fund
LVIP Global Income Fund
LVIP Global Moderate Allocation Managed Risk Fund
LVIP Invesco Diversified Equity-Income Managed Volatility Fund
LVIP Invesco Select Equity Managed Volatility Fund
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund
LVIP MFS International Equity Managed Volatility Fund
LVIP Multi-Manager Global Equity Managed Volatility Fund
LVIP PIMCO Low Duration Bond Fund
LVIP Select Core Equity Managed Volatility Portfolio

LVIP SSgA Bond Index Fund
LVIP SSgA Global Tactical Allocation Managed Volatility Fund
LVIP SSgA International Managed Volatility Fund
LVIP SSgA Large Cap Managed Volatility Fund
LVIP SSgA SMID Cap Managed Volatility Fund
LVIP U.S. Growth Allocation Managed Risk Fund
LVIP Western Asset Core Bond Fund
LVIP American Preservation Fund
American Funds Managed Risk Asset Allocation FundSM
American Funds Managed Risk Blue Chip Income and Growth FundSM
American Funds Managed Risk Global Allocation FundSM
American Funds Managed Risk Growth and Income PortfolioSM
American Funds Managed Risk Growth FundSM
American Funds Managed Risk Growth PortfolioSM
American Funds Managed Risk Growth-Income FundSM
American Funds Managed Risk International FundSM
LVIP American Global Balanced Allocation Managed Risk Fund i
LVIP American Global Growth Allocation Managed Risk Fundi
JPMorgan Insurance Trust Core Bond Fund

LVIP BlackRock Emerging Markets Managed Volatility Fund, LVIP BlackRock U.S. Opportunities Managed Volatility Fund and LVIP Mid Cap Managed Volatility Portfolio were liquidated in December 2016.

i Not available on American Legacy Shareholders Advantage A-Class and Fusion contracts issued 6/16/16 and later.

EXHIBIT IV-A
Investment Process Summary
LVIP Managed Risk Funds
Effective December 29, 2011, Amended November 10, 2014, Amended May 1, 2015, Amended February 8, 2016,  Amended Effective June 13, 2016, and Amended Effective August 31 2017.

Introduction
This document will set forth the approved investment policy for the following funds, collectively referred to as the LVIP Managed Risk Funds:
	LVIP Global Conservative Allocation Managed Risk Fund
	LVIP Global Moderate Allocation Managed Risk Fund
	LVIP Global Growth Allocation Managed Risk Fund
	LVIP U.S. Growth Allocation Managed Risk Fund
	LVIP BlackRock Global Allocation V.I. Managed Risk Fund
	LVIP American Global Growth Allocation Managed Risk Fund
	LVIP American Global Balanced Allocation Managed Risk Fund
	LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund
	LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund

Overview & Objective
The LVIP Managed Risk Funds are organized under Lincoln Variable Insurance Products (LVIP) Trust, a Delaware statutory trust formed on February 1, 2003.  The LVIP Trust is an open-end management investment company.  The Funds will be diversified as defined in the Investment Company Act of 1940.

The investment objectives of the LVIP Managed Risk Funds are listed below.  These investment objectives are not fundamental and may be changed without shareholder approval.

	LVIP Global Conservative Allocation Managed Risk Fund seeks a high level of current income with some consideration given to growth of capital.
	LVIP Global Moderate Allocation Managed Risk Fund seeks a balance between a high level of current income and growth of capital, with an emphasis on growth of capital.
	LVIP Global Growth Allocation Managed Risk Fund seeks a balanced between a high level of current income and growth of capital, with a greater emphasis on growth of capital.
	LVIP U.S. Growth Allocation Managed Risk Fund seeks a balanced between a high level of current income and growth of capital, with an emphasis on growth of capital.
	LVIP BlackRock Global Allocation V.I. Managed Risk Fund is to seek capital appreciation.
	LVIP American Global Growth Allocation Managed Risk Fund is to seek a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.
	LVIP American Global Balanced Allocation Managed Risk Fund is to seek a balance between a high level of current income and growth of capital.
	LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund seeks a balance between current income and growth of capital, with a greater emphasis on growth of capital.
	LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund seeks a balance between current income and growth of capital, with a greater emphasis on growth of capital.

The Funds will seek to achieve their objective by investing substantially all of their assets in other mutual funds and certain exchange traded futures contracts.

Investment Adviser
The investment adviser for the LVIP Managed Risk Funds is Lincoln Investment Advisors Corp (LIAC).  LIAC will serve as investment manager of the Funds with ultimate discretion to direct the Fund's investments.

Subadviser
Milliman Financial Risk Management is the Subadviser for the risk management overlay component of the Funds, responsible for daily implementation and ongoing research and development related to the overlay.

Investment Philosophy
These Managed Risk Funds operate under a fund of funds structure, whereby under normal market conditions the Funds will invest 80% or more of their assets in underlying funds. The underlying funds invest primarily in equity securities and/or fixed income securities.  Generally, the Funds will have a substantial portion of their allocation to underlying funds invested in funds employing a passive investment style (i.e., index funds or ETF's).  The LVIP US Growth Allocation, LVIP BlackRock Global Allocation, LVIP American Global Growth Allocation and LVIP American Balanced Allocation funds will utilize active investment management strategies.
The Managed Risk Funds will also employ an actively managed risk-management overlay ("overlay strategy") that will invest in exchange-traded futures to seek to stabilize the Fund's overall portfolio volatility. These exchange-traded futures will be tied to broad equity indices of domestic and foreign markets, as well as currencies and interest rates. As a part of the overlay strategy, each Fund will primarily sell futures contracts on these indices (a "short" position in futures) to decrease the fund's aggregate economic exposure to equities (from both underlying funds and exchange-traded futures) based upon the adviser's evaluation of market volatility and downside equity market risk.

[REDACTED]

Marketability
Securities shall not be purchased unless there is a mechanism reasonably designed to accurately determine the value of the security on a daily basis, and it is expected that the security can be sold without excessive cost when necessary.

Diversification
The Funds will adhere to the diversification requirements of Sections 817(h) and 851 of the Internal Revenue Code.

Turnover
Portfolio turnover will be at the discretion of the Subadviser.  In periods when there are rapid changes in economic conditions or security price levels, portfolio turnover may be significantly higher than normal.

EXHIBIT V-A
Investment Process Summary
LVIP Managed Volatility (MV) Suite of Funds
Effective May 2, 2016, and Amended Effective August 31 2017.

Introduction
Each of the LVIP Managed Volatility ("MV") funds will consist of two sleeves: the core sleeve (comprised of sub-advised assets or underlying funds (affiliated or unaffiliated)) and the MV/overlay sleeve.  The core sleeve of the fund will be managed at the discretion of the advisor/ sub-advisor and will always be fully invested in a long-only manner in the strategy for which the sub-advisor was hired or in the respective underlying fund(s).  The MV/Overlay sleeve will be managed by SSGA Funds Management, Inc. (SSGA FM) and will hold both long and short positions in exchange traded futures seeking to manage the overall volatility level in the fund. Under normal market conditions the fund will be managed with a target allocation of 3-7% of the fund's net assets to the MV/overlay sleeve, with the remainder allocated to the core sleeve.  In more extreme market conditions, such as a liquidity crisis, the MV/overlay sleeve could range from 0-20% temporarily.

The equity exposure in each MV fund will be managed by SSGA FM utilizing their volatility management model. SSGA FM will be employed as a sub advisor subject to change at the discretion of the Advisor without Shareholder approval.  This volatility management model will be reviewed on a frequent basis by personnel within Lincoln Investment Advisors Corp. ("LIAC").

Each of the MV funds will be managed to a pre-determined volatility target that will be based upon the normalized level of historical volatility for its asset class.  Under normal market conditions, when projected volatility exceeds the target, SSGA FM will ordinarily execute trades to add short positions in futures contracts to reduce the level of risk in the fund to its target level. Similarly, in periods where projected volatility is below the stated target, SSGA FM will ordinarily take long positions in futures contracts to bring the risk level in the fund up to its target, subject to the leverage guidelines provided below.

Investment Advisor
The investment advisor for the LVIP MV suite of funds is Lincoln Investment Advisors Corp (LIAC, or the "Advisor").  LIAC will serve as investment manager of the Funds.

Investment Sub-Advisor(s)
LIAC has hired various sub-advisors to run the core sleeve of certain of the MV funds.  Each sub-advisor will manage their portfolio in compliance with a separate Investment Policy Statement for their specific sleeve of the fund.  LIAC is responsible for the selection and oversight of the sub-advisors.

SSGA FM will manage and have discretion of the MV/Overlay sleeve and will have discretion to buy and sell exchange traded futures (long and short) to manage the overall risk level in the fund.

Affiliated and Unaffiliated Funds
LIAC has selected various underlying funds to be the core sleeve within several MV funds.  Each underlying fund will manage their portfolio in compliance with its own investment policies.  LIAC is responsible for the selection and oversight of these underlying funds.

MV Parameters
The MV Funds will employ an actively managed risk-management overlay "MV strategy" that will invest in exchange-traded futures to seek to control overall portfolio volatility. These exchange-traded futures will be tied to broad equity indices of domestic and foreign markets, as well as currencies.  In running the MV strategy, SSGA FM will sell futures contracts on these indices (a "short" position in futures) to decrease the fund's aggregate economic exposure to equities when the funds projected volatility is above the target.  SSGA FM may also buy futures contracts on these indices (a "long' position in futures) to increase the fund's aggregate economic exposure to equities when the funds projected volatility is below the target.

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Marketability
Securities shall not be purchased unless there is a mechanism reasonably designed to accurately determine the value of the security on a daily basis, and it is expected that the security can be sold without excessive cost when necessary.

Diversification
Each Fund will adhere to the diversification requirements of Sections 817(h) and 851 of the Internal Revenue Code.

Turnover
Portfolio turnover will be at the discretion of SSGA FM.  In periods when there are rapid changes in economic conditions or security price levels, portfolio turnover may be significantly higher than normal.